SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 459,860
	8	SHARED VOTING POWER 533,080
	9	SOLE DISPOSITIVE POWER 459,860
	10	SHARED DISPOSITIVE POWER 533,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,555
	8	SHARED VOTING POWER 2,680,269
	9	SOLE DISPOSITIVE POWER 22,555
	10	SHARED DISPOSITIVE POWER 2,680,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,824
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”) and James D. Dondero, and amends the Schedule 13D filed on March 26, 2015. This Amendment updates the Reporting Persons and stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital and (ii) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to affiliates of Highland Capital. The principal business of Mr. Dondero is serving as the President of Highland Capital’s general partner and managing affiliates of Highland Capital. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital.

(d) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Highland Capital is a Delaware entity.

Item 3. Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of April 14, 2015, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $3,300,729.03.

Item 4. Purpose of Transaction.

James D. Dondero is the President of NexPoint Real Estate Advisors L.P., a Delaware limited partnership (“NXRT Adviser”). NXRT Adviser serves as the investment adviser to the Issuer. The shares of Common Stock were acquired by the Reporting Persons in connection with the Spin-Off and in subsequent open market purchases.

CUSIP No. 65341D102

The Reporting Persons hold the Common Stock of the Issuer based on the belief that such securities represent an attractive investment opportunity. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons intend to purchase additional shares of Common Stock on the open market. However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make additional purchases or may seek to sell shares of Common Stock depending on general economic and/or market conditions.

The purpose of the acquisition of the Common Stock of the Issuer was for investment, and the acquisition of the Common Stock of the Issuer was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer. The acquisition of shares of Common Stock has been reported by the Reporting Persons on Form 4s filed with the Securities and Exchange Commission.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) As April 14, 2015, Highland Capital may be deemed to beneficially own 992,940 shares of Common Stock, which represents approximately 4.7% of the outstanding Common Stock, and James D. Dondero may be deemed to beneficially own 2,702,824 shares of Common Stock, which represents approximately 12.7% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.(1)	459,860	533,080	459,860	533,080
James D. Dondero(2)	22,555	2,680,269	22,555	2,680,269

(1)	These shares are held by Highland Capital both directly and indirectly through affiliates, advised accounts and accounts advised by affiliates. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.

(2)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital and its affiliates (as described in footnote (1) above), a 401(k) account and one or more trusts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.

CUSIP No. 65341D102

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

On October 14, 2014, March 10, 2015 and March 12, 2015, 2,015,000 shares of NHF, 800,000 shares of NHF and 430,000 shares of NHF, respectively, all beneficially owned by Mr. Dondero, were loaned to an affiliate, which subsequently pledged all such shares to Jeffries & Company, Inc. (“Jeffries”) as collateral for margin credit extended by Jeffries to such affiliate. The shares of Common Stock received in the Spin-Off as a result of the ownership of these shares of NHF are also pledged as collateral.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 65341D102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 14, 2015.

Date	Effected By	Nature of Transaction	Quantity	Price
3/23/15	Highland Capital	Spin-Off	760,242	—
3/23/15	James D. Dondero	Spin-Off	2,470,129	—
4/1/15	Highland Capital	Open Market Purchase	13,928	$13.8489
4/2/15	Highland Capital	Open Market Purchase	35,951	$13.6026
4/6/15	Highland Capital	Open Market Purchase	143,044	$14.4589	(1)
4/13/15	Highland Capital	Open Market Purchase	39,775	$13.8455

(1)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $14.3701 to $14.4943, inclusive. The Reporting Persons undertake to provide to NexPoint Residential Trust, Inc. (“NXRT”), any security holder of NXRT or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.